

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Via Facsimile
Mr. Simon Westbrook
Chief Financial Officer
IN Media Corporation
4920 El Camino Real, Suite 100
Los Altos, CA 94022

>   **Re: IN Media Corporation**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2010**
>   **Filed November 14, 2011**
>   **Response Letter Dated November 7, 2011**
>   **File No. 333-146263**

Dear Mr. Westbrook:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ W. John Cash

                    W. John Cash
                    Branch Chief